Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
ir@gigamedia.com.tw

GigaMedia Announces Subscription for Aeolus Preferred Shares by Conversion and Settlement of Aeolus Convertible Notes

TAIPEI, Taiwan, June 16, 2026 – GigaMedia Limited (NASDAQ: GIGM) today announced that effective June 16, 2026, the Company has entered into and executed with Aeolus Robotics Corporation (“Aeolus”) agreements of subscription of 719.09 million Aeolus Series C Preferred Shares by conversion and settlement of the convertible promissory notes issued by Aeolus and purchased by GigaMedia from September 2023 to February 2026, total principals amounting to US$12.37 million. The subscription consideration for the shares is equivalent to an average approximately US$0.0176 per share.

After the transaction, GigaMedia holds 719.83 million Aeolus preferred shares and the Company’s ownership of Aeolus voting rights increased to approximately 33.35%. The investment in Aeolus securities is thereby accounted for under the equity method, whereas they were previously classified as available-for-sale, reported at fair value in GigaMedia’s financial statements.

Information on Aeolus and Investment Rationale

Aeolus Robotics Corporation, a private company incorporated in Cayman Islands with subsidiaries and offices in East Asia, Europe and the U.S., is an R&D company engaged in developing AI-enabled service robots, specifically in elderly-care, night shift patrol, and UVC disinfection.

AI and robot are believed to be two game changers for future businesses. The global industrial and service robot market is projected to grow rapidly in a few years, and Aeolus, leveraging its technical finesse and strategic investor relationships, is ready for entering service robot markets in Japan, America and other countries that are experiencing severe labor shortages or high costs.

Aeolus is led by Richard Lee, also known as Lee, Tsung-Jung, has extensive experience in Taiwan’s information technology industry, with senior executive roles spanning Acer, ASUS, Synology, QNAP, and Aeolus Robotics. He previously served as Vice President of ASUS Computer, General Manager of Synology, and President of QNAP, where he contributed to the development and commercialization of Taiwan technology products in global PC, storage, NAS, and IoT-related markets.

As of and for the year ended December 31, 2025, Aeolus reported the unaudited net loss of US$8.98 million with total assets of US$4.38 million.

The agreements were entered into for the purpose of strategically supporting the investee in its efforts of exploring AI-enabled service robots. GigaMedia continually reviews its investment alternatives and may enter into additional transactions of Aeolus’s securities from time to time in accordance with applicable laws.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2026.

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